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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing Section MAR 15 2021 Washington DC 413

NAME OF BROKER-DEALER: Blue Lelle Investment Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Kirby Drive
(No. and Street)

Houston (City) TX (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenda Wilkinson (713) 621-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln. (Address) China Spring (City) TX (State) 76633 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Iris McWilliams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Lelle Investment Co., Inc., as of December 31, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLENDA L. WILKINSON
My Notary ID # 7666887
Expires September 10, 2024

Glenda L. Wilkinson
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Blue Belle Investment Co., Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the December 31, 2020 Year-End

Contents

Independent Auditor's Opinion Report

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of Blue Belle Investment Co., Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Blue Belle Investment Co., Inc. (the "Company") as of December 31, 2020, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Emphasis-of-Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring operating losses and negative cash flow and has financed its working capital requirements through related party contributions. These conditions raise doubt about the Company's ability to continue as a going concern. See Note I of the Financial Statements.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC

China Spring, Texas
March 4, 2021

We have served as the Blue Belle Investment Co., Inc.'s auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Blue Belle Investment Co., Inc.
Statement of Financial Condition
As of December 31, 2020

ASSETS	Dec 31, 20	
Cash	$ 7,055	
Securities held for sale	27,850	
Accounts Receivable	1,020	
Prepaid Expenses	594	
Deposits	391	
TOTAL ASSETS		$36,910
LIABILITIES		
Accounts Payable	$1,205	
Payable to Related Party	11,306	
TOTAL LIABILITIES		$12,511
EQUITY		
Common Shares	$10,000	
Additional Paid-In-Capital	73,228	
Cumulative Other Comprehensive Income	5,861	
Net Worth	(47,503)	
Net Income	(17,187)	
Total Equity		24,399
TOTAL LIABILITIES AND EQUITY		$36,910

The accompanying notes are an integral part of these financial statements.

Blue Belle Investment Co., Inc.
Statement of Operations
For the Year ended December 31, 2020

Ordinary Income/Expense	Jan – Dec 20		
Income			
12B-1 Fees	$11,202		
Interest Income	1		
Total Income		$11,203	
Expense			
General & Administrative Expenses		29,495	
Net Ordinary Loss			($18,292)
Other Income			
Unrealized Gain on Securities Held for Sale			6,967
Net Loss			($11,325)

The accompanying notes are an integral part of these financial statements.

Blue Belle Investment Co., Inc.
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Loss	(11,325.40)
Adjustments to reconcile Net Income to net cash provided by operations:	
MUTUAL FUNDS INVESTMENTS:American Funds:New Perspective Fund:2203B · NPF - Market Adjustment	(6,966.58)
ACCOUNTS RECEIVABLE - MISC.:1105 · A/R - American Funds	(40.00)
1250 · PREPAID EXPENSES	(88.99)
2000 · ACCOUNTS PAYABLE 1	(1,398.89)
Net cash provided by Operating Activities	(19,819.86)
FINANCING ACTIVITIES	
3200 · ADDITIONAL PAID-IN CAPITAL	11,024.73
Net cash provided by Financing Activities	11,024.73
Net cash increase for period	(8,795.13)
Cash at beginning of period	15,850.16
Cash at end of period	7,055.03

The accompanying notes are an integral part of these financial statements.

Blue Belle Investment Co., Inc.
Statement of Changes in Ownership Equity
As of and for the year ended December 31, 2020

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2020	0	$0	1,000	$10,000	1,000	$62,203	($47,503)	$24,700
Net Loss	0	$0	0	$0	0	$0	($11,326)	($11,326)
Capital Contribution	0	$0	0	$0	0	$11,025	$0	$11,025
Prior Period Adjustments	0	$0	0	$0	0	$0	$0	$0
Balance at December 31, 2020	0	$0	1,000	$10,000	1,000	$73,228	($58,829)	$24,399

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Blue Belle Investment Co., Inc. (the Company) was incorporated in the State of Texas effective May 12, 1986. The Company has adopted a calendar year.

Description of Business

The Company, located in Houston, TX is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides an exception because of limited business.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three month or less to be cash equivalents.

Accounts Receivables – Recognition of Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation. Revenue from contracts with customers includes

commissions from retail, institutional, mutual funds and broker/dealer clients; and is recognized when promised goods or services are delivered to the client in an amount the Company expects to receive in exchange for those goods or services (i.e., the transaction price). The Company earns 12b-1 trailer fees from Mutual Fund clients and estimates and accrues amounts it expects to receive. Accrued 12b-1 trailer fees accrued at December 31, 2020 equaled $1,020, and are included in contract receivables.

Depreciation

Depreciation is calculated using the straight-line method.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount of timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustment among others.

Concentrations

The company concentration is services, which is the sale of mutual funds.

Income Taxes

Effective August 11, 1986, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 4, 2021, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-3 of the Securities and Exchange act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c3-3(k)(1) by promptly transmitting all customer funds to the mutual funds.

NOTE D – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation is calculated on the straight-line method. The following is a summary of property, equipment and leasehold improvements.

	Estimated Useful Life	
Automobile	5 years	$ 0
Furniture and equipment	3 – 7 years	3,963
		3,963
Less – accumulated depreciation		(3,963)
Total		$ 0

Depreciation expense was $0.00 for the year ending December 31, 2020

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company has filed a form SIPC-3 Certificate of Exclusion from Membership, which is attached and accompanied by the auditor's Agreed Upon Procedures report related thereto.

NOTE F – COMMITMENTS AND CONTIGENCIES

Blue Belle Investment Company, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation, or that may be asserted against the firm at a future date.

NOTE G – RENT

The amount was paid on lease agreement; the total expensed for the year was $5,079.96.

NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the market. The company did not have any Level 3 assets or liabilities.

	Level 1	Level 2	Level 3	Total
Money Market	$ 0	$ 0	$ 0	$ 0
Securities Owned	27,850	0	0	27,850
Coins Owned	0	0	0	0
Total	$27,850	$ 0	$ 0	$27,850

Fair Values of assets measured on a recurring basis at December 31, 2020 are as follows:

	Fair Value at Reporting Date Using	
	Fair Value	Quoted Price in Active Markets For Identical Assets (Level 1)
December 31, 2020		
Marketable Securities	$27,850	$27,850
Total	$27,850	$27,850

Fair Values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these and sold investments was dividends of $1,105.18.

The carrying amounts reflected in the balance sheet for cash, money market funds and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair Value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2020		
Marketable Securities	$27,850	$27,850
Total	$27,850	$27,850

NOTE I – GOING CONCERN

The auditor is of the opinion that Blue Belle Investment Co., is experiencing a going concern doubt. Management is aware of this concern as the firm sustains a loss each month on its Profit and Loss Statement. This loss is due to the small amount of income the firm receives (bank interest, investment capital gains, investment dividends and 12B-1 fees) and the amount of its regular monthly expenses, plus the expenses of being a broker dealer (FINRA fees, audit fees, etc.)

NOTE J – RELATED PARTY TRANSACTIONS

As agreed in the Expense Sharing Agreement, the sole owner of The Company billed a total of $11,305.60 to The Company for rent and expenses during the year 2020.

During the audit year of 2020 the sum of $11,024.73 was paid off via an exchange of Accounts Payable debt for equity.

Blue Belle Investment Co., Inc.
Supplementary Information Section
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of the year ended December 31, 2020

Blue Belle Investment Co., Inc.
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of the year ended December 31, 2020

Computation of Net Capital

Total Stockholder's Equity	$24,399
Non-Allowable Assets	$985
Haircuts on Securities Positions	
Securities Haircuts	$4,178
Undue Concentration Charges	$0
Net Allowable Capital	$19,236

Computation of Net Capital Requirement

Total Stockholder's Equity	$19,236
Required Net Capital	$834
Net Capital Requirement	$5,000
Excess Net Capital	$14,236

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$12,511
Percentage of Aggregate Indebtedness to Net Capital	65.04%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA, December 31, 2020	$19,236
Adjustments	$0
Increase(decrease in Equity	$0
(Increase)Decrease in Non-Allowable Assets	$0
(Increase)Decrease in Securities Haircuts	$0
(Increase)Decrease in Undue Concentration Charges	$0
Net Capital per Audit	$19,236
Reconciled Difference	$0

Blue Belle Investment Co., Inc.
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of the year ended December 31, 2020

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $19,236 which was $14,236 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 65.04%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule, 15c3-3-3 (k)(1).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to an Agreed Upon Procedures Report. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to file, the relevant report shall be included in this Supplemental Information section.

Blue Belle Investment Co., Inc.
Supplementary Auditor's Report on Review of Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2020

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2020

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(1)

Iris McWilliams
Blue Belle Investment Co., Inc.
2001 Kirby Drive, Ste. 909
Houston, TX 77019

Dear Iris McWilliams:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Blue Belle Investment Co., Inc. identified 15c3-3(k)(1) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Blue Belle Investment Co., Inc. stated that it has met the 15c3-3(k)(1) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Blue Belle Investment Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blue Belle Investment Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC

China Spring, Texas
March 4, 2021

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Blue Belle Investment Co., Inc.
Supplementary Exemption Letter
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2020

Blue Belle Investment Company, Inc.

2001 Kirby Drive, Suite 909
Houston, Texas 77019
(T) 713.621.5777 * (F) 713.626.9616
office@bluebelleinvestments.com
Since 1986

March 4, 2021

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

RE: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best of my knowledge and belief, Blue Belle Investment Co., Inc.:

1. Claims exemption 15c3-3(k)(1) from 15c3-3;
2. We have met the identified exemption from January 1, 2020 through March 4, 2021, without exception, unless noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Iris McWilliams, President
Blue Belle Investment Company, Inc.

Blue Belle Investment Co., Inc.
Supplementary SIPC-3
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange act of 1934
As of the year ended December 31, 2020

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

SIPC-3 2020

8-

8-40325 FINRA DEC 11/07/1988
BLUE BELLE INVESTMENT CO INC
2001 KIRBY RD STE 909
HOUSTON, TX 77019

Check appropriate boxes.

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] PRES. 01/07/20
Authorized Signature/Title Date

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3 FY 2020

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2020 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.